

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Michelle Hook
Chief Financial Officer
Portillo's Inc.
2001 Spring Road, Suite 400
Oak Brook, IL 60523

   Re: Portillo's Inc.
    Draft Registration Statement on Form S-1
    Submitted July 19, 2021
    CIK No. 0001871509

Dear Ms. Hook:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 19, 2021

Prospectus Summary
Portillo's: Prepare to Get Obsessed, page 1

1. Provide the basis for the statements on page 1 that "Our restaurants generated **best-in-class** AUVs and Restaurant-Level EBITDA Margins" (emphasis added) and on page 2 that the Company's Restaurant-Level EBITDA Margin is industry-leading. Provide similar disclosure throughout the prospectus.

2. We note the disclosure in the penultimate and final paragraphs on page 1 and throughout the prospectus using data from 2019. Revise to provide similar data for 2020/2021 and clarify whether this trend has continued into the time periods presented in the prospectus.

Also, explain why comparing your business metrics to the companies you cite is appropriate given that their business models, menus and regional presence, among other things, differs from yours.

3. We note on page 3 your statement that the Company is "proud that Portillo's was recently ranked the #1 restaurant company on America's 2021 Best Midsized Employers by Forbes magazine." Please revise the statement to clarify that Portillo's was the highest ranked restaurant but was ranked #99 on that list overall.

An Iconic and Beloved Brand with Obsessed Lifelong Fans, page 3

4. We note on page 3 your statement that "As of June 8, 2021, [y]our average Facebook post generates 10x more engagement than the average restaurant brand post, while [y]our average Twitter post generates 40x more engagement than the average restaurant brand post based on industry research." Please expand to provide the basis for these statements.

Proven Portability and Strong Unit Economics, page 6

5. We note your discussion of targeted cash-on-cash returns on page 7. Expand your discussion to define "targeted cash-on-cash returns."

Expand Our Restaurant Base, page 8

6. We note your statement in the last sentence of this paragraph as well as elsewhere in the prospectus that you have a substantial runway for growth with a long-term opportunity for your brand to grow to more than 600 restaurants domestically and are well-positioned for global growth in the future. Please clarify the time period by which you might grow to over 600 restaurants and discuss any specific opportunities that you currently have. In addition, expand the disclosure here and elsewhere as applicable to disclose the number of locations you have historically added each year. We note that you have a total of 67 locations currently and it appears on page 83 that you opened two new restaurants in 2020.

Organizational Structure, page 10

7. Revise the discussion regarding the Tax Receivable Agreement on page 11 and elsewhere as applicable to include estimated annual payments and how you intend to fund the required payments under the agreement. Also disclose in an appropriate section the likely impact on your liquidity from any known trends, events, or uncertainties related to the Tax Receivable Agreement payments. Please file the Tax Receivable Agreement as an exhibit or tell us why you believe it should not be filed.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 20

8. We note your presentation of Restaurant-Level EBITDA and Restaurant-Level EBITDA margin as non-GAAP performance measures. Please revise your reconciliation of these measures to begin with operating income which is the most directly comparable

GAAP measure. Also, where you discuss the limitations of these measures on pages iv, 24 and 84-85, please add disclosure that the measures are not indicative of your overall results, and the fact that Restaurant-Level EBITDA does not accrue directly to the benefit of shareholders because corporate level expenses are excluded from the measure.

9.   We note your reconciliation of Adjusted EBITDA includes an adjustment for pre-opening expenses which represent normal, recurring, cash operating expenses necessary to operate your business. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Our financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic, page 26

10.   Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on the company's business and operations. Please include enough detail so that investors can appreciate the discussed risk.

In certain cases, payments under the Tax Receivable Agreement to the TRA Parties may be accelerated, page 46

11.   Please briefly describe the "certain mergers, assets sales, other forms of business combinations or other changes of control" that would accelerate payments under the Tax Receivable Agreement, and disclose the amount that would become due under the Tax Receivable Agreement under present conditions, if estimable.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware, page 59

12.   We note here and on page 142 that your forum selection in your certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please tell us whether and to what extent this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act, please revise the disclosure to inform investors that the provision does not apply to any actions arising under the Exchange Act. Also, clarify your statement that the federal exclusive forum provision for Securities Act claims "will not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act...," to help us understand the intent of this language.

Capitalization, page 71

13.   Please remove your redeemable preferred LLC units from the equity section of the table.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Growth Strategies and Outlook, page 81

14.   You acknowledge the risk elsewhere that your ability to open additional restaurants in
        2021 may be hindered by the COVID-19 pandemic. Revise to acknowledge as much
        where you discuss your intent to expand your restaurant base.

Key Performance Indicators, page 83

15.   For each key performance indicator, revise the disclosures here to include or clarify the
        following information:

        •   How it is calculated, including any estimates or assumptions underlying the metric or
            its calculation (e.g., new restaurant openings);
        •   The reasons why the metric provides useful information to investors; and
        •   How management uses the metric in managing or monitoring the performance of the
            business.

        For guidance, refer to SEC Release No. 33-10751.

16.   We note the discussion on targeted cash-on cash returns on page 7. To the extent that
        targeted cash-on-cash returns is a key performance indicator, revise the disclosure in this
        section and quantify the measure in the chart.

Results of Operations, page 87

17.   Where a material change in a line item is attributed to two or more factors, including
        offsetting factors, the contribution of each factor should be described in quantified terms.
        Refer to Item 303(b) of Regulation S-K.

Business
2020 Sales Mix, page 99

18.   Elaborate upon your discussion of sales by channel to quantify those sales made via
        digital means. In this regard, you quantify this information by number of orders
        elsewhere in your prospectus but only for the period ended June 30, 2021.

Amended Portillo's OpCo Agreement, page 128

19.   File the Amended LLC Agreement as an exhibit or tell us why you believe it should not
        be filed.

Certain Relationships and Related Party Transactions
Reorganization Agreement, page 128

20.   Provide a more detailed summary of the Reorganization Agreement. Please file the
        Reorganization Agreement as an exhibit or tell us why you believe it should not be filed.

<u>Consulting Agreement, page 132</u>

21.   Update to disclose whether the Consulting Agreement with Mr. Portillo was extended beyond July 2021 and file the agreement as an exhibit or tell us why you believe it should not be filed.

<u>Registration Rights Agreement, page 132</u>

22.   Provide a summary of the Registration Rights Agreement both here and under "The Offering" on page 16. Please file the Registration Rights Agreement as an exhibit or tell us why you believe it should not be filed.

<u>Consolidated Statement of Operations, page F-4</u>

23.   Please tell us your consideration of the guidance in the Interpretive Response to SAB Topic 6:B related to presenting income or loss applicable to common units on the face of the statement of operations.

<u>Consolidated Statements of Changes in Redeemable Preferred Units and Common Equity, page F-5</u>

24.   We note your disclosure here and in the third paragraph on page F-19. Please tell us your consideration of the guidance in the Interpretive Response to Question 1 of SAB Topic 3:C related to recording the changes in the redemption value of preferred units to retained earnings.

<u>General</u>

25.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

    You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey K. Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services